EXHIBIT 99-2

PARNASSUS FUNDS
PARNASSUS INCOME FUNDS
MINUTES OF REGULAR MEETING OF COMBINED BOARDS OF TRUSTEES (Excerpts relating to renewal of Fidelity Bond and D&O for the period April 15, 2009 to April 15, 2010)

April 9, 2009
A special meeting of the Combined Boards of Trustees (the “Board”) of the Parnassus Funds and Parnassus Income Funds (the “Funds”) was held, following notice duly given, on Thursday, April 9, 2009, at 10:00 a.m. via telephone conference.

Mr. Skidmore summarized the reasons for engaging Lockton Insurance Brokers, LLC (“Lockton”) in connection with the Funds’ requirements for a fidelity bond and D&O/E&O insurance. Adam McDonough and Jacob Decker from that firm were then invited to join the telephonic meeting.

After providing an overview of their firm and a summary of its Insurance Renewal Proposal that had been transmitted to the Trustees with the notice of the meeting, Messrs. McDonough and Decker responded to questions from the Trustees, including inquiries into the differences in cost and coverage between the existing carriers and those proposed by Lockton. The discussion included consideration of coverage options and the review of a benchmark analysis.

After Messrs. McDonough and Decker were excused from the meeting, the Board discussed the coverage and carrier options that had been presented. Upon motion duly made by Mr. Potter, seconded by Ms. Joe and unanimously carried, it was:

RESOLVED, that the Officers are hereby authorized and directed to replace the existing D&O/E&O insurance coverage with a new policy from CNA, upon the terms described to this meeting, with coverage in the amount of $5 million and a deductible in the amount of $100,000; and

FURTHER RESOLVED, that the Officers are hereby authorized and directed to replace the existing Fidelity Bond with a new bond from Chubb Group in the amount of $2.5 million, upon the terms described to this meeting.

PARNASSUS FUNDS
PARNASSUS INCOME FUNDS
CONSENT OF TRUSTEES
May 27, 2009

THE UNDERSIGNED, being all of the members of the Combined Boards of Trustees (the “Board”) of the Parnassus Funds and the Parnassus Income Funds (the “Funds”) hereby consent to the adoption of the following resolutions, to have the same force and effect as if they had been adopted at a meeting of the Board, duly held on the date set forth above:

WHEREAS, pursuant to a resolution of the Board adopted on April 9, 2009, the Officers have obtained an Investment Company Blanket Bond (the “Bond”) from the Chubb Group, in the amount of Two Million Five Hundred Thousand Dollars ($2,500,000), and have submitted a copy of the Bond for review by the Trustees; and

WHEREAS, pursuant to SEC Rule 17g-1(d), the amount and the form of the Bond must be approved by the Independent Trustees of the Board; and WHEREAS, the Trustees have reviewed the form of the Bond;

NOW, THEREFORE, BE IT RESOLVED, that the Bond issued by Chubb Insurance Group, in the form and in the amount of coverage presented to the Trustees, is hereby approved.